UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CISCO SYSTEMS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39940	77-0059951
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

170 West Tasman Drive, San Jose, California		95134-1706
(Address of Principal Executive Offices)		(Zip Code)

Maria Martinez, Executive Vice President and Chief Operating Officer

(408) 526-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2020

Section 1 - Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Cisco Systems, Inc. (“Cisco”) for the reporting period January 1 to December 31, 2020 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Cisco’s website by, after clicking on the “Site Map” link at the bottom of the www.cisco.com homepage, clicking on the “About Us” link on the resulting webpage and then, on the resulting webpage, clicking on “Supply chain sustainability” under the “Doing business with Cisco” header.

Item 1.02.	Exhibit.

Cisco has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2 - Exhibits

Item 2.01.	Exhibits.

Exhibit Number	Description of Document

1.01	Cisco Systems, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CISCO SYSTEMS, INC.

Dated: May 27, 2021	By:	/s/ Maria Martinez
	Name:	Maria Martinez
	Title:	Executive Vice President and Chief Operating Officer